SELFDECODE
2021 Report

Dear investors,

The past year marked a transition for SelfDecode from a primary focus on DTC genetic testing to an expanded focus that includes health practitioners and strategic business partnerships. This transition dictated a reduction in DTC marketing and substantial investment in R&D, business development and product-market fit.

We are pleased to note that, despite another year of COVID and reduced marketing spend beginning mid-year, DTC revenue remained strong. Meanwhile we grew our health practitioner base xx% and signed B2B contracts with projected 5-year revenues of over $32.7 M. We have B2B trials underway with a major USA life insurance company and one of the largest hospital networks in SouthEast Asia. It is of particular note that our B2B efforts have been a global success with contracts signed in eight different countries. R&D efforts are paying off with 3-5 patents expected to be filed in Q3 and peer reviewed papers in collaboration with major research institutes scheduled for publication.

We also strengthened our executive team with the addition of a COO and CTO.
We expect a strong year next year with continued focus on B2B and health practitioners and acceleration our DTC business by leveraging the reputation and influence of our founder and CEO Joe Cohen.

We need your help!

1. Promote SelfDecode in all three market verticals, consumers, health practitioners and health businesses.

2. Make introductions to executives in health tech, health services, insurance and large employers.

3. Make introductions to venture capital fund managers specializing in health tech and/or bio-technology.

4. Provide unbiased feedback about the SD product in terms of functionality, ease of use and pricing.

5. Participate in and promote the upcoming SelfDecode crowd-funding initiative.

Sincerely,

Igor Lychagov

Mr

Joseph Cohen

Founder, CEO

Our Mission

We'd like to: - Make the most accurate predictions of risks based on all relevant health data. - Provide treatment recommendations that allow people to solve almost any health issue quickly. - Partner with corporations to reduce healthcare costs via preventative treatments. - Provide clinical decision support system to medical providers - tools that allow doctors to make better decisions. - Conduct clinical trials for FDA approval for patented diagnostic tests.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Increased revenue by 30% from 2020 to 2021
- Added significant new product capabilities including the number of reports, traits and much more
- Also improved market fit for the practitioner market and grew the base of practitioner subscribers to over 450.

The Bad

- Cost of customer acquisition increased. Efforts to leverage influencer marketing were unproductive.
- Time needed for acquisition of B2B customers and the length of time from contract signature to revenue generation took time
- Development time of some of the new product capabilities took longer than expected

2021 At a Glance

January 1 to December 31



$2,645,709 +33%
Revenue



-$2,400,488
Net Loss


IOU!

$43,869 [91%]
Short Term Debt



$7,000,000
Raised in 2021



$3,210,994
Cash on Hand
As of 08/24/21

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$1,985,176
$-151,435
$2,645,709
$-2,400,488
2020
2021

Net Margin: -91% | Gross Margin: 84% | Return on Assets: -41% | Earnings per Share: -$218,226.18 | Revenue per Employee: $661,427 | Cash to Assets: 100% | Revenue to Receivables: ~ | Debt Ratio: 1%

Genius_Labs_Company-_Audit__20__21.pdf

We ♥ Our
849 Investors

Thank You For Believing In Us

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Thank You!

From the SelfDecode Team



Joseph Cohen
Founder, CEO



Puya Yazdi
Chief Scientific Officer (CSO)

MD from USC, Stanford Residency. 15+ years of success in R&D, IP acquisition & science publications in genomics, bioinformatics, biotech & precision medicine. 10+ precision medicine products. 7+ years of executive experience.



Edward K
Chief Technology Officer (CTO)

20+ years of C-level experience in engineering, architecting and leading tech operations at Amazon, Playtech, JP Morgan, Hewlett Packard, and other large companies. He obtained his MBA at London Business School and holds a BEng from Imperial College.



Ralph Kenney
Chief Operating Officer (COO)

20+ years of successful C-level experience in technology, healthcare, and e-commerce (including AT&T). As COO, he has taken a previous company from start-up to successful IPO in 6 years. Founded/CEO of a profitable 7 figure business.



Manfred Grabherr
VP of Bioinformatics and AI

PhD & Prof at top Swedish uni, w/ 30+ yrs of experience in Genomics, AI & Bioinformatics. Worked at MIT & Harvard's Broad Institute, 60 publications in top journals (Nature, Science, etc), 35k citations & numerous patents. Had prior successful exits.



Charles Manson
AI/Machine Learning Engineer & Statistician

PhD in Math. Attended Cambridge, NYU & Warwick Universities. Previous AI/Deep learning startup founder. A top student of a top mathematician in the world - Martin Hairer (Fields Medalist, $3M Breakthrough Math Prize).



Brett DeColyse
Chief Financial Officer (CFO)

15+ years of finance experience in multinational healthcare corporations and as a CFO in prior successful startups. Raised over $30M USD from investors. MBA and BS in Math.



Anibal Jimenez
Director of Business Development

+18 years of successful D-level experience within Fortune 500 companies; Worked across multiple markets; Expertise in business development, management, operations, marketing & finance. Founded & sold 7 figure startup.



Adriano De Marino
Senior Bioinformatics scientist & Team Lead

PhD in Bioinformatics. +4 years of professional experience in bioinformatics/genomics. Founder of Covidzone.info a famous web app used to track covid restriction in Italy. Declined job offer from Illumina to work at SelfDecode.



Jon Lerga Jaso
Bioinformatics Scientist

Ph.D. from top-ranked school in Spain with degrees in Bioinformatics, Genetics, Mathematics & Biochemistry. His research focused on gene expression, ancestry and risk prediction. First author in Nature publication.



Roy Chan
Software Architect & Team Lead

14+ years of software engineering experience, including at IBM. Development lead in various software start-ups. Previous startup founder.



Eliana Ferdman
Chief of Product

Mechanical Engineering background, started working at SelfDecode in 2018. Expertise in product, business development, and customer happiness.



Laurent Dufloux
Big Data Engineer

PhD in Math and 3 yrs of postdoc experience at top European universities. After getting bored of working as a data engineer for a hedge fund, he wanted bigger challenges and joined the SelfDecode team.



Umar Khan
Big Data Engineering Team Lead

7+ years of experience as a CTO for startups. Experience in software architecture, AI, machine learning, and genomics. Degrees in Math and computer science. Declined job offers from Google, Amazon, and Facebook to work at SelfDecode.



Biljana Novkovic
Senior Precision Medicine Scientist

10+ years of R&D experience in the life sciences, genomics, lab tests & various health topics. Started full time with SelfHacked in 2016.



Rocky Hatorangan
Bioinformatics Scientist

12 years of experience in life sciences research and development. Specializations in genomics, epigenomics, and genome assembly. Established several science divisions in bioinformatics, next-generation sequencing, and genome editing.



Karatug Ozan Bircan
Senior Bioinformatics Engineer

7 years of software engineering experience, including Siemens and Accenture. M.Sc. in mathematics and was a Ph.D. student at Indiana University Bloomington before embarking on a career path in software development.



Deepu Unnikrishnan
Data Scientist

4 years experience working as a Data Scientist at Deloitte where he won two Outstanding Performance Awards for delivering machine learning/optimization solutions for clients including Philips, Thermo Fisher, OneWeb, TJX, Motorola and Delta Airlines.



Leonardo Fernandez
Project Manager

Previous startup founder. 14 years of industry experience across multiple roles at Bayer, Honda, Techint & startups. Industrial Engineering background with specializations in Data Science (IBM) and Agile Development (University of Virginia).



Rupa Bose
Genomics Scientist

Double majored in Mathematics and Physics at MIT before receiving her M.Sc. in Microbiology and Biochemistry from the University of Florida. 3 years of experience in the biotech industry as an R&D scientist.



Sandra Bohn
Big Data Engineer

7 years of experience in analyzing large-scale genomics data in high-performance computer clusters. M.Sc. in Biological Sciences with a concentration on population genetics.



Christine Emilien
Regulatory Affairs Manager

6 years of industry experience, as well as expertise in regulatory affairs. She received her Ph.D. in Nutritional Science with a minor in Communications from Iowa State University.



Gregory Nacarelli
DNA Health Consultant

Published author with a passion for helping people achieve optimal health. Doctoral degree in Naturopathic Medicine & Master's degree in both Individualized Genomics and Health & Molecular Biology.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Igor Lychagov	Co-Founder @ Exness	2021
Michael Levy	CEO @ Somatic	2021
Joseph Cohen	Founder of Genius Labs Company @ Genius Labs Company, SelfHacked, SelfDecode, Lab Test Analyzer	2016

Officers

OFFICER	TITLE	JOINED
Ralph Kenney	COO	2021
Joseph Cohen	President CEO	2016
Eliana Ferdman	COO	2018
Puya Yazdi	CSO	2019
Ashley Barrar	VP of Administration	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Joseph Cohen	9,563,000 Common Stock	64.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2018	$250,000	Safe	Section 4(a)(2)
03/2019	$100,000	Safe	Section 4(a)(2)
07/2020	$15,812		Other
09/2020	$100,000	Safe	Section 4(a)(2)
03/2021	$1,000,000	Safe	Section 4(a)(2)
04/2021	$3,000,000	Preferred Stock	Section 4(a)(2)
06/2021	$500,000	Preferred Stock	Section 4(a)(2)
08/2021	$2,500,000	Preferred Stock	Section 4(a)(2)
05/2022	$1,032,202		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
SBA	07/21/2020	$15,812	$0	1.0%	07/21/2022	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	50,000,000	2,868,350	Yes
Common Stock	250,000,000	9,889,200	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	542,543
Options:	1,500,000

Risks

In order for our business strategy to succeed we must retain qualified personnel. Our failure to do so will negatively affect our business growth and prospects.

Recruiting and retaining qualified professionals to develop products, as well as sales, marketing and financial professionals, is critical to our future success. We intend to hire additional professionals. Competition for experienced personnel is intense, and the turnover rate can be high. Our failure to attract and retain professionals would prevent us, or hinder its ability to pursue, our business plan and grow our business.

We face severe competition from other technology companies that provide DNA wellness or similar reports to consumers and if we cannot compete effectively our business and financial condition will suffer.

We face, and will continue to face, intense competition from companies that provide DNA wellness or similar report like our product to customers. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop products that are superior to those of our company. The competitors may succeed in obtaining patent protection for their products before us. If our competitors develop products that are more attractive than ours or that render our products obsolete or noncompetitive, our business will suffer.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company.

There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our products. Sales outcomes are based upon a variety of factors which cannot be assured.

If we fail to successfully develop and commercialize our products, or if the products are not accepted by the market, our business prospects will suffer.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues

to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We are an early-stage company, with limited operating history.

We were formed as a corporation in Delaware on April 15, 2019. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for DNA testing. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID- 19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Security breaches could harm our business.

We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed, and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.

Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop products that are more effective than ours or which may be more effective at implementing their technologies to develop commercial products faster, which could in turn render our technology obsolete or noncompetitive.

No Guarantee of Return on Investment There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the subscription agreement and this risk factor disclosure carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The purchase of many of our products is discretionary, and may be negatively impacted by adverse trends in the general economy and make it more difficult for us to generate revenues.

Our business is affected by general economic conditions since our products are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers' disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on our DNA testing products may be adversely affected by changes in general economic conditions.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We currently assume we will be able to scale customer acquisition and lead generation while maintaining our current acquisition cost of $50/customer and of ~$1.50/lead.

Healthcare is a highly litigious field, and there can be legal risks in this regard. We try to take precautions in our wording in marketing and other materials to mitigate this risk.

Regulatory risks can change from one administration to another and the FDA has very wide discretion as to what or when they enforce. There is a fair bit of gray area in this field of digital health. We are trying to be cautious, but there is no guarantee to protect from regulatory actions against us. However, if we get any feedback from the FDA that we are not complying, we will be very responsive to their requests.

The majority of our workforce are independent contractors, however we request at least 2 weeks notice if leaving the company. This could pose some international tax risks.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any,

will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or

banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Genius Labs Company

- Delaware Corporation
- Organized April 2019
- 4 employees

500 Molino Street
Unit #105
Los Angeles CA 90013

http://selfdecode.com

Business Description

Refer to the SelfDecode profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SelfDecode is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.